EXHIBIT 99.14

Press Release

Fiat Industrial responds to CNH Global Special Committee

October 15, 2012 –Fiat Industrial S.p.A. has been advised that the special committee of the Board of CNH Global N.V. has determined not to recommend the strategic combination of Fiat Industrial and CNH on the terms proposed by Fiat Industrial on May 30, 2012 (the “Proposal”).

Fiat Industrial has asked its advisors to meet with the advisors to the special committee to determine the basis for this decision and explore whether the parties can reach agreement on revised terms for a merger transaction on a basis broadly consistent with that of the Proposal, including the need to maintain appropriate credit ratings for the Group, attract a wider range of international investors and provide an appropriate platform from which to pursue future growth opportunities. Fiat Industrial has further reiterated to the CNH Board that Fiat Industrial desires to move forward with a transaction promptly and, accordingly, will seek to reach agreement within the next several weeks.

Sergio Marchionne, Fiat Industrial’s Chairman, reiterated that  “FI remains committed to the strategic and financial benefits of the merger, which would simplify the Group’s capital structure by creating a single class of liquid stock listed in New York and build a true peer in scale and in capital market position to the major North American-based global capital goods companies, enhancing the Group’s appeal to international investors, improving the credit profile of both companies and providing an attractive platform for future growth opportunities”.

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Fiat Industrial S.p.A. is a global leader in the capital goods sector that, through its various businesses, designs, produces and sells agricultural and construction equipment (CNH Global N.V.), trucks, commercial vehicles, buses and special vehicles (Iveco S.p.A.), in addition to engines and transmissions for those vehicles and for marine applications (FPT Industrial S.p.A.). Present in all major markets worldwide, Fiat Industrial is focused on expanding its presence in high growth markets, including through new joint ventures. Further information on Fiat Industrial Group and its businesses is available on the corporate website www.fiatindustrial.com.

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in around 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE: CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). Further information on CNH and its Case and New Holland products can be found on the corporate website www.cnh.com.

Turin, 15 October  2012

Fiat Industrial S.p.A.
Via Nizza 250, 10126 Torino
Tel. +39 011 006 2464, Fax +39 011 006 2094
mediarelations@fiatindustrial.com www.fiatindustrial.com